Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Sumitomo Metal Industries, Ltd.

Subject Company: Nippon Steel Corporation (SEC File No. 132-                )

Subject Company: Sumitomo Metal Industries, Ltd. (SEC File No. 132-                 )

February 3, 2011

To our Shareholders:

Sumitomo Metal Industries, Ltd.

President Hiroshi Tomono

First of all, I would like to express my gratitude for your continued understanding and support to us.

On February 3, I announced that your company Sumitomo Metals and Nippon Steel Corporation (collectively the “Companies”) have agreed to commence the consideration of business integration of entire businesses of the Companies (the “Business Integration”). The Companies will start the study of the Business Integration with the spirit of equal partners.

I hereby would like to convey my message below to you for your better understanding and further support to us by explaining my intent towards the Business Integration in addition to the press release. The Business Integration, I believe, would give birth to a truly world-leading comprehensive steel manufacturer that could better respond to the needs of customers both in Japan and overseas and could contribute to further development of not only Japanese but also global economies and industries.

The environments for steel business are quickly changing as the global economy changes its structure. Emergence of rapidly growing developing countries and soaring raw material prices are a few examples. In the backdrop of our successful alliance projects with Nippon Steel since 2002 and the mutual relationship of unshakable trust, I believe the possible Business Integration with Nippon Steel would provide us with the best prospects.

Sumitomo Metals has overcome so many difficulties to become one of the respected companies in the world during its history of more than 100 years. I firmly believe that this achievement has been realized by the Sumitomo Spirit which we have inherited for 400 years, superior technology we have nurtured in the steelworks, long trusting relationship with customers and suppliers, the professional passion and dedication of the group’s employees and, most importantly, your supports.

Nippon Steel, as you know, has been in the leading position in the global steel industry and contributed to the development of the economy of Japan for a great number of years as well. They have impressive technology and remarkable networks with the international customers and partners.

When we merge the strengths of both by the Business Integration, we could expand and develop our businesses more widely, deeply and quickly worldwide as well as in Japan. The Business Integration would bring a sustainable growth that balances quality and scale, as I have targeted, and the new company could become a world-leading comprehensive steel manufacturer with a top-level competitiveness in the world. The new company would contribute not only to the growth of the customers and global economy but also to the creation of the prosperous society.

With the Business Integration, we intend to create a new company by totally integrating both groups’ technology and wisdom inherited from their respective predecessors and nurtured respectively by themselves with mutual respect to the other’s history and ways of doing business. This is a start-up of new tradition, overcoming our weaknesses and old ways and extending both groups’ strengths.

The Companies will set up an “Integration Study Committee” to study the specifics for the Business Integration and, if we mutually agree, would execute and announce terms of a merger agreement by the end of April 2012 at the latest as a target. We would then proceed to the Business Integration targeted on October 2012, subject to your approval in a shareholders’ meeting.

Lastly, the new company, if realized, as Sumitomo Metals has done so, would seek to maximize its corporate value and would use its utmost efforts to obtain a high evaluation from you by improving its profitability, promoting the strategic utilization of funds and assets, and building up a strong financial base. I would like to ask your continued support to us as we always aim to increase our corporate values to reward your support.

Thank you.

Sumitomo Metal Industries, Ltd. (“Sumitomo Metals”) and Nippon Steel Corporation (“Nippon Steel”), or one of them, may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible business combination (or integration) between the two companies, if it is consummated. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 may be mailed to U.S. shareholders of Sumitomo Metals prior to the shareholders’ meeting at which such business combination (or integration) will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about the two companies, such business combination (or integration) and related matters. U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with such business combination (or integration) carefully before they make any decision at the shareholders’ meeting with respect to such business combination (or integration). Any documents filed with the SEC in connection with such business combination (or integration) will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information.

Sumitomo Metal Industries, Ltd.

Toriton Square Office Tower Y

8-11, Harumi 1-chome, Chuo-ku, Tokyo 104-6111, Japan

Toshifumi Matsui

Manager, Public Relations Group

Tel: 81-3-4416-6115

E-mail: matsui-tsf@sumitomometals.co.jp

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of Sumitomo Metal Industries, Ltd. (“Sumitomo Metals”) in relation to, and the benefits resulting from, its possible business combination (or integration) with Nippon Steel Corporation described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Sumitomo Metals in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of Sumitomo Metals (or the post-transaction group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Sumitomo Metals undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the two companies (or the post-transaction group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;

(2)	changes in steel supply, raw material costs and exchange rates;

(3)	changes in interest rates on loans, bonds and other indebtedness of Sumitomo Metals (or the post-transaction group), as well as changes in financial markets;

(4)	changes in the value of assets (including pension assets), such as marketable securities;

(5)	changes in laws and regulations (including environmental regulations) relating to business activities of Sumitomo Metals (or the post-transaction group);

(6)	rise in tariffs, imposition of import controls and other developments in the main overseas markets of Sumitomo Metals (or the post-transaction group);

(7)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;

(8)	Sumitomo Metals being unable to reach a mutually satisfactory agreement with Nippon Steel Corporation on the detailed terms of the possible business combination (or integration) or otherwise unable to complete it; and

(9)	difficulties in realizing the synergies and benefits of the post-transaction group.